APPENDIX F FEE SCHEDULE

This fee schedule reflects the Custodian’s relationship pricing approach and is applicable to all of the series portfolios of Dreyfus Founders Funds, Inc..

Core services include global safekeeping of assets, transaction settlement, income collection, cash availability/forecasting, corporate action processing, class action basic on-line inquiry, and tax reclamation services.

Earnings credits will be earned on a fund-by-fund basis to offset custody fees. Earnings credits will be calculated at 85% of the bank credit rate applied to the average custody cash balances for the month. The bank credit rate is the equivalent to the lesser of: the average 90-day Treasury Bill discount rate for the month; or the Federal Funds rate for the month less 50 basis points. Overdraft rates will be calculated at the Prime Rate (as published in the Wall Street Journal) and charged on a daily basis. Monthly credit balances will roll forward to offset future Custodian charges. Credit balances are used exclusively to offset custody charges. Any credit remaining at year-end will expire, will not apply to investment related expenses, and may not be transferred.

The Custodian is willing to guarantee the attached fee schedule through August 31, 2009. However, should the nature of the account change dramatically, the Custodian reserves the right to re-negotiate its compensation based on the situation that exists in the account at such time. If non-standard or special services are requested, the Custodian may negotiate additional compensation accordingly.

Domestic Fee Schedule

Asset Based Fees:
0.00125% of 1% on the market value of assets

Transaction Fees:
$ 3.50 per depository eligible transaction
$ 3.50 Option open
$ 3.50 Option close
$ 15.00 per physical transaction
$ 8.00 per mortgage and/or asset backed transaction
$ 8.00 per mortgage and/or asset backed security pay-down
$ 4.50 per fed funds wire received or delivered
$ 30.00 per non-Mellon foreign exchange

The depository, physical, and foreign market transaction categories will include buys and sells in the appropriate market, free trades, maturities, corporate action transactions, pair-off transactions, repurchase agreements, cross trades and fund mergers as well as transfers out of Mellon as it relates to a de-conversion or transactions related to a transfer in kind.

Transactions related to the change of a Mellon sub-custodian will not be billed, nor will transactions related to a conversion of assets into Mellon.

Investment in external sweep products will be billed on a transaction by transaction basis.

Global Fee Schedule – Network Based Charges

Asset Based Fees:

Category 1	3 basis points
Category 2	3 basis points
Category 3	3 basis points
Category 4	30 basis points
Category 5	30 basis points
Category 6	50 basis points
Category 7	50 basis points

Transaction Fees:

Category 1	$15.00
Category 2	$25.00
Category 3	$30.00
Category 4	$40.00
Category 5	$50.00
Category 6	$85.00
Category 7	$95.00

Developed

Canada, Euroclear, France, Germany, Italy, Japan, Netherlands, New Zealand, Spain,
Category 1	Sweden, Switzerland,

United Kingdom

Australia, Belgium, CEDEL, Finland, Ireland, Luxembourg, Mexico, Norway, South
Category 2	Africa

Argentina, Austria, Brazil, Denmark, Hong Kong, Malaysia, Portugal, Singapore, South
Category 3	Korea, Sri Lanka,

Thailand, Turkey

Intermediate

Category 4	Croatia, Czech Republic, Greece, Hungary, Indonesia, Israel, Peru, Taiwan, Zimbabwe

Category 5	Bangladesh, Bermuda, Botswana, Ghana, Kenya, Mauritius, Pakistan,

Philippines, Poland, Slovak Republic, Uruguay

Emerging

Chile, China - Shanghai, China - Shenzhen, Colombia, Cyprus, Egypt, India, Jordan,
Category 6	Venezuela and any other emerging market

Category 7	To be determined

Note:

The Custodian offers other services not covered under the above schedule. These services are covered under separate fee schedules and include: Investment Management, Securities Lending, Third Party Lending Support, Performance Measurement and Analytics (through Russell/Mellon Analytical Services), Advanced On-line Access, Non-Collectivized Real Estate and Mortgage Custody, Shareholder Services, Partnership Accounting, Derivatives Processing, Daily Valuations, The Custodian Executed Trade Support and Transfer Agency Services.

The Custodian will pass through to the client any out-of-pocket expenses associated with the following:

  Worldwide custody, including but not limited to, postage, courier expenses, registration fees, stamp duties, and fed wire fees, etc.
  Postage and courier expenses associated with delivery of reports
  Proxy or tender solicitation expenses incurred with respect to our duties
  Charges for customized reporting development, programming, interface development and maintenance
  Costs on client specific, customized vendor feeds or data services used to support client customized reporting
  Expenses associated with client requested: training, travel and consulting
  Communication and hardware expenses including terminals, printers and leased lines required to support data transmissions to/from the Custodian;
  Legal charges for extraordinary events, such as lawsuits, client initiated events and regulatory audits, etc.

An additional charge of 10% of the out of pocket expense (not to exceed $250 per item) will be assessed to cover processing, administration and carrying costs incurred by Boston Safe.

Additional fees may apply in situations where the following may occur: client’s billing requirements are exceptional, client requires “rush” service or systems development, clients require consulting services and/or manual or otherwise exceptional pricing for securities, Tax Department support work, or client requires on-site training.

With respect to Proof of Claim forms filed by the Custodian on behalf of one or more of the Fund’s Series after August 31, 2006 and prior to September 1, 2008, an amount equal to 2% of the proceeds from such Proof of Claim will be charged against each participating Series at the time the proceeds are credited to the Series. The Custodian will send the Fund’s Chief Compliance Officer documentation of all such charges as soon as practicable after they have been assessed. Should a charge that was assessed as a result of a class action require, in Fund management’s discretion, further discussion, it remains the responsibility of Fund management to bring such issue to the Custodian's attention for review of the amount of the charge debited from the gross payment. The Custodian will consider all facts on an as needed basis and review its findings with Fund management accordingly. If the parties determine that a particular charge should be adjusted, they shall negotiate in good faith to determine a charge that is reasonable under the circumstances.

Fees will be payable as follows:

Asset-based fees and transaction charges will be calculated and billed to the Fund on a monthly basis.

Fees not paid within 60 days of the date of the invoice date will be subject to a late charge of 1.5% per month of the amount billed.

Additional Audit Costs

The Custodian shall absorb the Fund’s out-of-pocket costs associated with the surprise audits and additional year-end reporting required each fiscal year pursuant to Rule 17f-2 under the Act. This absorption shall be accomplished by the Custodian’s deduction of an amount equal to such additional audit costs from the Custodian’s monthly invoices over a period not to exceed six months after such costs are paid by the Fund. The Fund shall notify the Custodian of the amount of such additional audit costs as soon as practicable after they are billed to the Fund.

Dreyfus Founders Funds, Inc.		The Bank of New York Mellon

By:	/s/ Kenneth R. Christoffersen	By:	/s/ Peter D. Holland

Name:	Kenneth R. Christoffersen	Name:	Peter D. Holland
Title:	Vice President	Title:	Vice President
Date:	September 1, 2008	Date:	September 1, 2008